GREENLEAF FORUM INVESTMENTS INC

1109 7th Court
Fox Island, WA 98333

December 31, 2004

LETTER OF AGREEMENT

Between:

Mr. Howard Bouch
Grove House,
13 Low Seaton,
Workington Cumbria,
England CA141PR

And:

Greenleaf Forum Investments Inc
1109 7th Court
Fox Island, WA 98333

Whereas Greenleaf Forum Investments Inc ("Greenleaf") has acquired a considerable amount of shares of Mojo Entertainment Inc; and

Whereas Mr. Howard Bouch ("Bouch") wishes to purchase shares of Mojo Entertainment Inc from Greenleaf.

Now Therefore this Agreement witnesses that Greenleaf offers to sell Bouch shares of Mojo Entertainment Inc at the following price:

1,400,000 shares @ $0.001 USD per share.

MR. HOWARD BOUCH **GREENLEAF FORUM INVESTMENTS INC**

[signature] [signature]

Kevin M. Murphy - President